

Deloitte & Touche LLP

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Omaha, NE 68102-1113
USA

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying "The Exemption Report" (the "Exemption Report"), in which (1) Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the accompanying Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, except as described in its Exemption Report. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 23, 2026



Mutual of Omaha Investor Services, Inc.
3300 Mutual of Omaha Plaza
Omaha, NE 68175
800-228-2499
mutualofomaha.com

Mutual of Omaha Investor Services

The Exemption Report

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: (k)(2)(ii) throughout the year ended December 31, 2025, except as described below.

Date	Instances	Nature
Q1	1	Registered Representatives forwarded client checks payable to the clearing firm to MOIS. The check was not promptly forwarded by MOIS after approval of the business.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions or on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout year ended December 31,2025, except as described below.

Date	Instances	Nature
Q1 Q2 Q3	7 1 1	Registered Representatives forwarded client checks directly to the appropriate product sponsor. These checks were held for several business days.
Q2	2	Registered Representative failed to send check to product sponsor after business approval. Representative realized their mistake several weeks after receiving the checks and promptly forwarded to sponsor.
Q4	1	Registered Representative forwarded client checks directly to the appropriate product sponsor for processing. These checks were held for only one business day but were forwarded after noon the business day following receipt for suitability review.
Q4	1	Registered Representative mobile deposited the check, but it was rejected because the account was still in the client's maiden name. After the name was updated correctly the check was promptly re-deposited.

Mutual of Omaha Investor Services, Inc.

I, Evan Bees, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Title	Signature	Date
Manager, MOIS Finance Operations	[signature]	2/23/2026